Exhibit 99.1
ASML reports €21.2 billion net sales and €5.6 billion net income in 2022
Despite challenging environment, continued strong sales growth expected in 2023

VELDHOVEN, the Netherlands, January 25, 2023 – today ASML Holding NV (ASML) has published its 2022 fourth-quarter and full-year results.

•Q4 net sales of €6.4 billion, gross margin of 51.5%, net income of €1.8 billion
•Quarterly net bookings in Q4 of €6.3 billion2 of which €3.4 billion is EUV
•2022 net sales of €21.2 billion, gross margin of 50.5%, net income of €5.6 billion
•ASML expects 2023 net sales to grow over 25% compared to 2022
•ASML expects Q1 2023 net sales between €6.1 billion and €6.5 billion and a gross margin between 49% and 50%
•The value of fast shipments* in 2022 leading to delayed revenue recognition into 2023 is around €3.1 billion
•ASML intends to declare a total dividend for the year 2022 of €5.80 per ordinary share; a 5.5% increase compared to 2021

(*) A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity.

(Figures in millions of euros unless otherwise indicated)	Q3 2022	Q4 2022	FY 2021	FY 2022
Net sales	5,778	6,430	18,611	21,173
...of which Installed Base Management sales [1]	1,524	1,682	4,958	5,743

New lithography systems sold (units)	80	95	286	317
Used lithography systems sold (units)	6	11	23	28

Net bookings [2]	8,920	6,316	26,240	30,674

Gross profit	2,994	3,311	9,809	10,700
Gross margin (%)	51.8	51.5	52.7	50.5

Net income	1,701	1,817	5,883	5,624
EPS (basic; in euros)	4.29	4.60	14.36	14.14

End-quarter cash and cash equivalents and short-term investments	3,363	7,376	7,590	7,376
(1) Installed Base Management sales equals our net service and field option sales
(2) Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our fourth-quarter net sales came in around the midpoint of our guidance at €6.4 billion. The gross margin of 51.5% was above our guidance due to additional upgrades and insurance settlement for last year's ASML Berlin fire.

"For ASML, 2022 was another strong year ending with total net sales for the year of €21.2 billion, gross margin of 50.5% and a record backlog at the end of 2022 of €40.4 billion.

"We continue to see uncertainty in the market caused by inflation, rising interest rates, risk of recession and geopolitical developments related to export controls. However, our customers indicate that they expect the market to rebound in the second half of the year. Considering our order lead times and the strategic nature of lithography investments, demand for our systems therefore remains strong.

"For 2023, ASML expects continued strong growth with a net sales increase of more than 25% and a slight improvement in gross margin, relative to 2022. We expect first-quarter net sales between €6.1 billion and €6.5 billion with a gross margin between 49% and 50%. ASML expects R&D costs of around €965 million and SG&A costs of around €285 million," said ASML President and Chief Executive Officer Peter Wennink.

Update share buyback program and dividend proposal
In the fourth quarter we purchased around €300 million worth of shares under the previous, completed share buyback program and the current 2022-2025 program.

ASML intends to declare a total dividend for the year 2022 of €5.80 per ordinary share, which is a 5.5% increase compared to 2021. An interim dividend of €1.37 per ordinary share will be made payable on February 15, 2023.
Recognizing this interim dividend and the two interim dividends of €1.37 per ordinary share paid in 2022, this leads to a final dividend proposal to the General Meeting of €1.69 per ordinary share.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend proposal are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview, investor call and annual press conference
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the 2022 fourth-quarter and full-year results and outlook for 2023. This video and the transcript can be viewed on www.asml.com.

CEO Peter Wennink and CFO Roger Dassen will host a press conference in Veldhoven on January 25, 2023, at 11:00 Central European Time, which will also be accessible via a live webcast on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on January 25, 2023 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 39,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2022, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and twelve months ended December 31, 2022 as presented in this press release are unaudited.

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant recurring differences between US GAAP and IFRS that affect ASML concerns the capitalization of certain product development costs and accounting for income taxes.
2022 Annual Reports
ASML will publish its 2022 Annual Report based on US GAAP and its 2022 Annual Report based on IFRS on February 15, 2023. The reports will be published on our website, www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, statements with respect to demand and capacity, plans to increase capacity and capacity goals, outlook, backlog, bookings and orders, expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for Q1 and full year 2023, expected shipments in 2023 including expected shipments of EUV and DUV systems, expected growth in EUV, non-EUV and IBM sales in 2023, statements made at our 2022 Investor Day including revenue and gross margin opportunity for 2025 and 2030, statements with respect to fast shipments including estimates of amounts of deferred revenue not yet recognized and expected timing of recognition of such deferred revenue for fast shipments, including deferred revenue from fast shipments in 2022 expected to be recognized in 2023, expected customer demand trends including expected rebound in second half of the year, statements about the market and macroeconomic trends including global megatrends, long-term growth opportunity, statements with respect to the geopolitical situation and export control policy and restrictions, statements with respect to capital allocation policy including plans to return significant amounts of cash thought growing dividends and buybacks and statements with respect to the Q4 interim and final 2022 dividend and statements with respect to share buyback programs, aim to improve ESG sustainability KPIs and upgrade ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, trends in the semi-conductor industry, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market and in consumer confidence, inflation, rising interest rates, geopolitical developments, the risk of a recession, demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, the impact of the gas shortage on us and our suppliers, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the impact of the recently updated US export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve ESG KPIs and upgrade ESG strategy and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.